SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO/A

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

ASHWORTH, INC.

(Name of Subject Company (issuer))

PHX ACQUISITION CORP.

a wholly-owned subsidiary of

TAYLOR MADE GOLF COMPANY, INC.

an indirect wholly-owned subsidiary of

ADIDAS AG

(Names of Filing Persons (Offerors))

Common Stock, $0.001 par value per share

(Title of Class of Securities)

04516H101

(CUSIP Number of Class of Securities)

William S. Reimus, Esq.

Senior Vice President and General Counsel

Taylor Made Golf Company, Inc.

5545 Fermi Court

Carlsbad, CA 92008

(760) 918-6000

(Name, address and telephone number of person authorized to

receive notices and communications on behalf of filing person)

Copy to:

Ethan D. Feffer, Esq.

Sheppard, Mullin, Richter & Hampton LLP

650 Town Center Drive, 4th Floor

Costa Mesa, CA 92626

(714) 513-5100

CALCULATION OF FILING FEE*

Transaction Valuation*	Amount of Filing Fee**
$28,019,003.60	$1,101.15

*	Estimated for purposes of calculating the filing fee only. This amount is based on the offer to purchase at a purchase price of $1.90 cash per share all 14,746,844 shares of common stock of Ashworth, Inc.
**	The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals the transaction valuation multiplied by 0.0000393.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,101.15

Form or Registration No.: Schedule TO-T

Filing Party: PHX Acquisition Corp., Taylor Made Golf Company, Inc. and adidas AG

Date Filed: October 20, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT NO. 1 TO SCHEDULE TO

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (the “SEC”) on October 20, 2008 (the “Schedule TO”). The Schedule TO relates to the offer by PHX Acquisition Corp., a Delaware corporation (“Purchaser”), and a wholly-owned subsidiary of Taylor Made Golf Company, Inc., a Delaware corporation dba TaylorMade-adidas Golf Company (“TMaG”), to purchase all outstanding shares of common stock par value $0.001 per share of Ashworth, Inc., a Delaware corporation (“Ashworth”), at $1.90 per share, net to the seller in cash, without interest. The ultimate parent of TMaG is adidas AG (“adidas”), a multinational apparel and sporting goods company. The offer is subject to the terms and conditions set forth in the Offer to Purchase, dated October 20, 2008, (the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal”), copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) and which, together with this Amendment, constitute the “Offer.” Capitalized terms used and not otherwise defined in this Amendment have the meanings assigned to such terms in the Offer to Purchase or in the Schedule TO.

Amendments to the Offer to Purchase

The Offer to Purchase and Items 1 through 11 of the Schedule TO which incorporate by reference the information contained in the Offer to Purchase are hereby amended as follows:

(1) Section 3 (“Procedures for Accepting the Offer and Tendering Shares”) of the Offer to Purchase is hereby amended by deleting the sub-section captioned “Determination of Validity” on page 17 and replacing it with the following:

“All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser. Purchaser reserves the right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of its counsel, be unlawful. Purchaser also reserves the right to waive any defect or irregularity in the tender of any Shares; provided that any waiver of a defect or irregularity will apply equally to all Shares and all stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to the satisfaction of Purchaser. In the event of any dispute as to the validity, form, eligibility and acceptance for payment of any tender of Shares that is not resolved by Purchaser and a holder of Shares, such holder may submit such dispute to a court of competent jurisdiction whose decision will be final and binding on all parties.”

(2) Section 10 (“Source and Amount of Funds”) of the Offer to Purchase is hereby amended by deleting the last paragraph of Section 10 on page 25 and replacing it with the following:

“Purchaser estimates that the total funds required to purchase all Shares validly tendered pursuant to the Offer, consummate the Merger, and pay all related costs and expenses will be approximately $28 million.

Purchaser will obtain such funds from TMaG pursuant to a standard form of intercompany loan agreement which provides for an interest rate that is calculated by adding a margin (not to exceed 50 basis points) to a published interbank rate. The intercompany loan will have no defined term and will be payable on demand with a minimum of two days’ notice. A copy of the intercompany loan agreement is filed as an exhibit to the Schedule TO and is incorporated herein by reference.

TMaG will obtain the funds from a combination of (i) an intercompany loan from adidas and (ii) borrowings from Bank of America under an existing unsecured line of credit between Bank of America, TMaG and affiliates of TMaG which allows for TMaG to borrow up to $34 million and is guaranteed by adidas. The line of credit provides that the interest rate be agreed to by the parties at the time of the advance, but in no event to exceed the maximum rate of interest permitted by applicable law. The maturity date of the loan under the line of credit will be as agreed at the time of the advance (but no later than July 31, 2009) and the loan will be repaid from available working capital. The intercompany loan from adidas will be on the same terms and conditions as the loan from TMaG to Purchaser described above. A copy of the Bank of America line of credit terms and intercompany loan agreement between TMaG and adidas are filed as exhibits to the Schedule TO and are incorporated herein by reference.

adidas plans to obtain the funds to advance to TMaG from adidas’ cash on hand. As of September 30, 2008, adidas had on hand $367 million of cash, cash equivalents and marketable securities.”

(3) Section 14 (“Conditions of the Offer”) of the Offer to Purchase is hereby amended by deleting subparagraph b. on page 43 and replacing it with the following:

“b.        immediately prior to the expiration of the Offer (for the avoidance of doubt, as the same may be extended pursuant to the terms of the Merger Agreement), any applicable waiting period under the HSR Act or other applicable antitrust law in respect of the transactions contemplated by the Merger Agreement shall not have expired or been terminated (antitrust filings being required only in Germany, Austria, Turkey and Slovakia, and not in the United States);”

(4) Section 14 (“Conditions of the Offer”) of the Offer to Purchase is hereby amended by deleting the last paragraph of Section 14 on page 44 and replacing it with the following:

“Subject in each case to the terms of the Merger Agreement and the applicable rules and regulations of the SEC, the foregoing conditions (except for the conditions set forth in clauses (a) and (d) above) are for the sole benefit of TMaG and Purchaser and may be asserted by TMaG and Purchaser regardless of the circumstances giving rise to such condition or may be waived by TMaG and Purchaser in whole or in part at any time and from time to time in their reasonable discretion, provided that all conditions of the Offer, other than those dependent upon the receipt of necessary government approvals, must be satisfied or waived before the expiration of the Offer. The failure by TMaG, Purchaser or any other affiliate of TMaG at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right; the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances, and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time, provided that all conditions of the Offer, other than those dependent upon the receipt of necessary government approvals, must be satisfied or waived before the expiration of the Offer. Pursuant to Rule 14d-4 of the Exchange Act, in the event certain material conditions are waived (such as the Minimum Condition), TMaG and Purchaser will notify holders of Shares of such waiver and ensure that at least five business days remain in the Offer after such waiver.”

(5) Section 15 (“Certain Legal Matters; Regulatory Matters”) of the Offer to Purchase is hereby amended by deleting the second to last sentence under the subsection captioned “Foreign Laws” on page 45 and replacing it with the following:

“Purchaser and Ashworth will be required to make such antitrust filings in Germany, Austria, Turkey and Slovakia.”

(6) Section 15 (“Certain Legal Matters; Regulatory Matters”) of the Offer to Purchase is hereby amended by adding the following paragraph after the paragraph under the sub-section captioned “Foreign Laws” on page 45:

“Legal Proceedings. On October 31, 2008, Richard F. Beers, a purported holder of Shares, filed a class action complaint in the Superior Court of the State of California, County of San Diego, purportedly on behalf of himself and all other stockholders of Ashworth, against Ashworth, the members of its board of directors, TMaG and Purchaser. The complaint, which is filed herewith as Exhibit (a)(5)(B) and incorporated by reference herein, alleges, among other things, that the members of Ashworth’s board of directors breached their fiduciary duties to its stockholders in connection with the transactions contemplated by the Merger Agreement and failed to provide Ashworth’s stockholders with material information to make an informed decision as to whether to tender their Shares in the Offer. In addition, the complaint alleges that TMaG and Purchaser knowingly aided and abetted the alleged wrongdoing of Ashworth’s board of directors. The complaint seeks, among other relief: class action status; an order preliminarily and permanently enjoining the defendants from consummating the transaction contemplated by the Merger Agreement; and an award to plaintiffs of the costs of the action, including reasonable attorneys’ and experts’ fees.

Amendment to Item 12 of Schedule TO

Item 12 of the Schedule TO is hereby amended and supplemented to add the following exhibits:

(a)(5)(B)	Complaint filed on October 31, 2008 by Richard F. Beers, individually and on behalf of all others similarly situated, in the Superior Court of the State of California (Case No. 37-2008-00060336-CU-MC-NC, San Diego—North County, Vista Regional Center)
(b)(1)	Intercompany Loan Agreement between PHX Acquisition Corp. and Taylor Made Golf Company, Inc.
(b)(2)	Intercompany Loan Agreement between Taylor Made Golf Company, Inc. and adidas AG
(b)(3)	Amended and Restated Letter Agreement for Uncommitted Line of Credit between Bank of America, N.A, Taylor Made Golf Company, Inc., adidas America, Inc., adidas North America, Inc., and adidas Sales, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PHX ACQUISITION CORP.

By:	/s/ William S. Reimus

Name: William S. Reimus
Title: Secretary

Date: November 7, 2008

TAYLOR MADE GOLF COMPANY, INC.

By:	/s/ William S. Reimus

Name: William S. Reimus
Title: Senior Vice President and General Counsel

Date: November 7, 2008

ADIDAS AG

By:	/s/ Frank Dassler

Name: Frank Dassler
Title: General Counsel and Chief Compliance Officer

Date: November 7, 2008

Exhibit Index

Exhibit Number	Description

(a)(5)(B)*	Complaint filed on October 31, 2008 by Richard F. Beers, individually and on behalf of all others similarly situated, in the Superior Court of the State of California (Case No. 37-2008-00060336-CU-MC-NC, San Diego—North County, Vista Regional Center)

(b)(1)*	Intercompany Loan Agreement between PHX Acquisition Corp. and Taylor Made Golf Company, Inc.

(b)(2)*	Intercompany Loan Agreement between Taylor Made Golf Company, Inc. and adidas AG

(b)(3)*

Amended and Restated Letter Agreement for Uncommitted Line of Credit between Bank of America, N.A, Taylor Made Golf Company, Inc., adidas America, Inc., adidas North America, Inc., and adidas Sales, Inc.

*	Filed herewith.